Filed Pursuant to Rule 433

Registration Statement No. 333-197974

Dated: May 28, 2015

Pricing Term Sheet

Expedia, Inc.

Pricing Term Sheet

Issuer:	Expedia, Inc.

Guarantors:	Certain subsidiaries of the Issuer

Security Description:	2.500% Senior Notes due 2022

Size:	€650,000,000

Maturity:	June 3, 2022

Coupon:	2.500% per annum

Price to public:	99.525% of face amount

Yield to maturity:	2.575%

Spread to Benchmark Bund:	+239.6 bps

Benchmark Bund:	DBR 2.000% due Jan 4, 2022

Benchmark Bund Price and Yield:	111.925 / 0.179%

Spread to Mid Swaps:	+197.3 bps

Mid Swaps Yield:	0.602%

Interest Payment Date:	June 3 of each year, commencing June 3, 2016

Day Count Convention:	Actual/Actual (ICMA)

Redemption Provisions:

Make-whole call	At any time prior to March 3, 2022, at a discount rate of the applicable Comparable Government Bond Rate plus 40 basis points, plus accrued and unpaid interest, if any

Par call	At any time on or after March 3, 2022, plus accrued and unpaid interest, if any

Settlement:

T+4; June 3, 2015

The Issuer expects to deliver the notes against payment for the notes on or about June 3, 2015, which will be the fourth business day following the date of the pricing of the notes. Since trades in the secondary market generally settle in three business days, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle T+4, to specify alternative settlement arrangements to prevent a failed settlement.

CUSIP:	30212P AK1

ISIN:	XS1117297512

Common Code:	111729751

Ratings*:	Moody’s: Ba1 (Stable), S&P: BBB- (Stable); Fitch: BBB- (Stable)

Minimum denomination:	€100,000 and multiples of €1,000

Listing:	The Issuer intends to apply to list the notes on the New York Stock Exchange

Joint Bookrunners:	BNP Paribas Goldman, Sachs & Co. J.P. Morgan Securities plc Merrill Lynch International Mizuho International plc RBC Europe Limited

Co-Managers:	HSBC Bank plc Mitsubishi UFJ Securities International plc SMBC Nikko Capital Markets Limited Barclays Bank plc U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Each of the issuer and the guarantors has filed a registration statement (File No. 333-197974), as amended, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas toll-free at 1-800-854-5674, calling Goldman, Sachs & Co. toll-free at 1-866-471-2526 or calling J.P. Morgan collect at (212) 834-4533.